

NEWS RELEASE

1ST QUARTER 2004 RESULTS – GOLDEN!
MORE GOLD PRODUCED, MORE GOLD in INVENTORY, MORE PROFITS
(All dollar amounts in US$ unless otherwise stated)

Toronto, April 21, 2004 – GOLDCORP INC.'s (GG: NYSE; G: TSX) robust business platform continued to generate exceptional returns during the 1st quarter 2004. The highlights are:

- **Terrific Margins:**   **68% Gross Operating**
  52% Net Operating
  36% Net Profit

- **Gold production increased by 19% compared with 1st quarter 2003;**

- **33% of production withheld from sale;**

- **Earnings increased 22% compared with 1st quarter 2003;**

- **Bullion adjusted Earnings increased 73% compared with 1st quarter 2003;**

FINANCIAL RESULTS
1st Quarter Ended March 31, 2004

Revenues of **$48.3 million** were up from $47.5 million for the same period in 2003.

Earnings of **$17.3 million**, or **$0.09 per share** compared with $14.2 million, or $0.08 per share, for the corresponding period in 2003, represented a **year over year increase of 22%** in total earnings or, an **18% increase** in per share earnings.

Compared to the 1st quarter, 2003, earnings were positively affected by a **20% year over year increase in the realized gold price to** **$411 per ounce** ($343 in 2003), lower exploration expenses, increases in interest income, and gains from foreign currency and marketable securities. These positive factors more than offset the effects of a stronger Canadian dollar and an increase in corporate administration expenses. The higher corporate administration expense is largely the result of expensing stock options. Corporate administrative expense includes stock option expense of $1.3 million in the first quarter of 2004.

This improvement in earnings occurred despite the fact that 33% of production was withheld from sale, compared with 3% of production withheld from sale during the 1st quarter, 2003.

Bullion adjusted Earnings for the 1st quarter, 2004 would have been **$0.14 per share**, which represents an outstanding **75% increase** compared with the bullion adjusted earnings for the same period in 2003.

Cash flow from operations during the quarter was **negative $3.5 million**, or **negative $0.02 per share**, compared with negative $14.3 million, or negative $0.08 per share for the 1st quarter, 2003. Cash flow was negative as a result of two factors: **First**, the high level of gold production withheld from sale; and **Second**, the payment of $26.5 million in taxes. These tax payments represented both initial installments for 2004 taxes and final installments for 2003. The final payments for 2003 of $13.5 million are the result of the extra earnings generated in the 4th quarter of 2003 resulting from the disposal of the Company's bullion inventory.

For the balance of 2004, quarterly tax payments are expected to decline relative to the 1st quarter, 2004. Cash flow increased during the quarter, compared with the same period in 2003, primarily as a result of the lower level of tax payments compared with those made in the 1st quarter, 2003 ($32.9 million).

If all the gold produced during the quarter had been sold, the **Bullion adjusted Cash flow** would have been **$12.6 million**, or **$0.07 per share**, compared with negative $12.1 million, or negative $0.07 per share, for the 1st quarter, 2003.

During the quarter, Goldcorp generated terrific results: 68% Gross Operating margin; 52% Net Operating margin and 36% Net Profit Margin. ROIC (Return on invested Capital) was 14%.

Furthermore, on a Bullion Adjusted basis the margins were even stronger: 70% Gross

Operating; 56% Net operating, 37% Net Profit and ROIC of 20%.

REBUILDING OUR GOLD INVENTORY
Listening to Our Shareholders
Gold is Money – Goldcorp is Gold!

At the end of the 1st quarter, 2004 Goldcorp's gold inventory had reached 2.25 tonnes, or 72,716 ounces. We asked our shareholders to tell us how much gold we should hold back from sale and you told us loud and clear to "hold back more!" Therefore, we made the decision to accelerate the accumulation of the new gold inventory to reach previous levels by holding back 33% (51,925 ounces) of the 1st quarter, 2004 production. It is anticipated that a comparable percentage of gold production will be held back in future quarters until the gold inventory reaches the previous level of 266,730 ounces equal to 8.3 tonnes which was sold during the fourth quarter of 2003.

OPERATING RESULTS
1st Quarter Ended March 31, 2004

Gold production was **159,327 ounces** at a **cash cost** of **$100 per ounce** sold, compared with 133,743 ounces at a cash cost of $99 per ounce sold during the same period in 2003.

The **Red Lake Mine** produced **140,228 ounces** of gold during the quarter, at a **cash cost** of **$77 per ounce** sold, compared with 117,339 ounces at a cash cost of $74 per ounce sold during the 1st quarter, 2003. The year over year increase in production was the result of a higher average grade of ore processed at the Red Lake Mine and a higher mill recovery rate. The grade (concentration of gold) was **2.52**

ounces of gold per ton (opt) or 86.4 grams per tonne (gpt) compared with a grade of 2.09 opt (71.7 gpt) processed during the 1st quarter, 2003 and a recovery rate of 90.3% compared with 87.5% during the corresponding period in 2003.

Production costs increased at the Red Lake Mine compared to the same period in 2003 as a result of a stronger Canadian dollar and an increase in the contribution of gold produced from concentrate (7,000 ounces compared with zero in the 1st quarter, 2003). **Excluding the ounces produced from concentrate, the cash cost of production was $72 per ounce**.

During the quarter, the contract with Dynatec, to provide mining and related underground services at the Red Lake Mine, was renewed for a further three (3) years. Goldcorp has been pleased with the performance of Dynatec since mining of the High Grade Mineralization commenced in 2000 and the Company looks forward to continuing the working relationship with Dynatec.

The **Wharf Mine** produced 19,099 ounces of gold during the quarter, at a cash cost of $238 per ounce sold, compared with 16,404 ounces at a cash cost of $278 per ounce sold during the 1st quarter, 2003. The increased production levels and lower costs at the Mine were due to a higher ore grade processed compared with the same period in 2003 (0.03 opt (1.0 gpt) compared with 0.02 opt (0.7 gpt)).

At **Saskatchewan Minerals,** revenue and operating profit and cash flow decreased compared with the corresponding period in 2003 due to lower sales volumes, increased transportation and gas costs, and a stronger Canadian dollar.

Complete operating statistics for all operations are found starting on page 11 of Goldcorp's March 31, 2004 interim MD&A.

RED LAKE MINE EXPANSION
On Schedule

Work is progressing well towards sinking the new shaft at the Mine. It is scheduled to be completed to its final depth of 7,150 feet (ft) (2179 metres (m)) in the second half of 2006. During the 1st quarter 2004, capital expenditures totaled approximately $6 million, and are forecast to be $30 million for the full year 2004. To date, a total of $46 million has been expended on the project, and total remaining expenditures to complete the expansion are forecast to be $55 million (based on a CDN$:US$ exchange rate of 1.32). The shaft is currently (21/4/04) at a depth of 635ft (194m)

DIVIDENDS
2004 First full year of monthly payments.

In the 4th quarter 2003, Goldcorp increased its total annual regular dividend by 20% to $0.18 per share and increased the frequency of installments on this total, from bi-monthly to monthly. 2004 will be the first full year of these payments. In addition, the $0.10 per share special dividend, **made possible by the sale of gold inventory**, was paid to shareholders on January 13, 2004. Currently, the total dividend payments anticipated for 2004 are $0.28 per share. The Company is particularly pleased to be able to deliver on its promise of paying increasing dividends as the gold price rises.

MANAGEMENT CHANGES

Bruce Humphrey, Sr. VP & COO has submitted his resignation effective as of May 31, 2004.

His responsibilities are being assumed by Mike Hoffman, newly appointed VP Projects, Claude Lemasson, General Manager – Red Lake Mine and John Begeman, VP Western Operations. These changes have been made to reflect the growing responsibilities and capabilities of these gentlemen in Goldcorp's future growth. Also on May 7th, Chris Bradbrook, VP Corporate Development, will be leaving the Company. We thank these gentlemen for their valuable contributions and wish them well!

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has **NO DEBT**, a Large Treasury and **Strong Cash Flow and Earnings**. **GOLDCORP** is completely **UNHEDGED** and **pays a Dividend twelve times a year!** Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

FORWARD-LOOKING STATEMENTS
This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States *Securities Exchange Act of 1934*, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading "Risk Factors" and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.

FINANCIAL INFORMATION
A complete set of our Consolidated Financial Statements and interim Management Discussion and Analysis for the 1st quarter ended March 31, 2004, are available on our website at www.goldcorp.com.

For further information, please contact:

Greg Laing
Vice President, Legal
Corporate Office:
145 King Street West
Suite 2700
Telephone: (416) 865-0326
Fax: (416) 361-5741
Toronto, Ontario
M5H 1J8
e-mail: info@goldcorp.com
website: www.goldcorp.com

Key Financial Statistics
(in US dollars)

	Three months ended March 31, 2004	Three months ended March 31, 2003
Financial results (millions)		
Total revenues	**$ 48.3**	$ 47.5
Gold sales	**$ 45.2**	$ 44.2
Earnings from operations	**$ 25.1**	$ 23.2
Earnings for the period	**$ 17.3**	$ 14.2
Operating cash flow	**$ (3.5)**	$ (14.3)
Per share data (dollars)		
Earnings Basic	**$ 0.09**	$ 0.08
Diluted	**$ 0.09**	$ 0.07
Cash flow[1] Basic	**$ (0.02)**	$ (0.08)
Diluted	**$ (0.02)**	$ (0.08)
Key financial ratios		
Gross operating margin[1]	**67.9%**	65.5%
Net profit margin[1]	**35.9%**	29.9%
Return on invested capital[1]	**13.6%**	15.5%
Weighted average shares outstanding (000's)	**189,465**	182,588

	As at March 31, 2004	As at December 31, 2003
Financial Position (millions)		
Cash and short-term investments	**$ 328.7**	$ 379.0
Gold bullion holdings (valued at market):		
Produced, not sold	**$ 30.8**	$ 8.7
Working capital	**$ 363.9**	$ 362.2
Long-term debt	**NIL**	NIL
Shareholders' equity	**$ 513.8**	$ 507.7
Shares outstanding (000's)	**189,553**	189,274

[1] For an explanation of non-GAAP performance measures refer to pages 17-18 of the MD&A

Key Operating Statistics
(in US dollars)

	Three months ended March 31, 2004	Three months ended March 31, 2003
Totals		
Gold produced (ounces)	**159,327**	133,743
Gold sold (ounces)	**107,402**	129,866
Per Ounce Data ($/oz) [1,2,3]		
Average realized gold price	**$ 411**	$ 343
Average spot gold price	**$ 408**	$ 352
Production Costs		
Cash cost	**$ 100**	$ 99
Non-cash cost	**43**	35
Total cost	**$ 143**	$ 134

Results for Individual Operations		
Gold Produced (ounces)		
Red Lake Mine	**140,228**	117,339
Wharf Mine	**19,099**	16,404
Total	**159,327**	133,743
Per Ounce Data ($/oz)		
Red Lake Mine		
Cash cost	**$ 77**	$ 74
Non-cash cost	**34**	30
Total cost	**$ 111**	$ 104
Wharf Mine		
Cash cost	**$ 238**	$ 278
Non-cash cost	**98**	73
Total cost	**$ 336**	$ 351

[1] Production costs are based on ounces of gold sold, which differs from ounces of gold produced.
[2] Cash and total costs are calculated in accordance with the Gold Institute standards.
[3] For an explanation of non-GAAP performance measures refer to pages 17-18 of the MD&A.

Goldcorp Inc.
Consolidated Balance Sheets
(in thousands of United States dollars)

	As at March 31, 2004	As at December 31, 2003
	(unaudited)	
Assets		
Current assets		
Cash and short-term investments	$ 328,701	$ 378,954
Gold bullion inventory (note 3)		
(market value: $30,810; 2003: $8,675)	10,092	3,910
Accounts receivable	9,883	8,872
Income and mining taxes receivable	2,435	-
Marketable securities		
(market value: $17,987; 2003: $22,003)	13,722	12,224
Inventories	18,395	17,527
Prepaid expenses	1,424	1,803
	384,652	423,290
Mining interests	214,586	207,317
Deposits for reclamation costs	5,643	5,754
Other assets	2,607	2,162
	$ 607,488	$ 638,523
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 2,007	$ 5,606
Accrued liabilities	15,871	17,422
Dividends payable	2,877	21,526
Income and mining taxes payable	-	16,516
	20,755	61,070
Reclamation and closure cost obligations	21,982	21,850
Future income and mining taxes	50,925	47,861
Shareholders' equity		
Capital stock (note 5)	376,981	375,827
Contributed surplus	3,852	2,275
Cumulative translation adjustment	60,833	66,282
Retained earnings	72,160	63,358
	513,826	507,742
	$ 607,488	$ 638,523

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc.
Consolidated Statements of Earnings (unaudited)
(in thousands of United States dollars, except per share amounts)

	Three months ended March 31,	
	2004	2003 (restated-note 2)
Revenues		
Gold (note 3)	$ 45,189	$ 44,155
Industrial minerals	3,125	3,320
	48,314	47,475
Expenses		
Operating	15,490	16,392
Corporate administration	3,346	1,898
Depreciation and depletion	4,244	4,589
Exploration	108	1,353
	23,188	24,232
Earnings from operations	25,126	23,243
Other income (expense)		
Interest and other income	2,657	1,648
Gain (loss) on foreign currency	137	(543)
Gain (loss) on marketable securities	722	(811)
	3,516	294
Earnings before taxes	28,642	23,537
Income and mining taxes	11,314	9,329
Earnings for the period	$ 17,328	$ 14,208
Earnings per share (note 5)		
Basic	$ 0.09	$ 0.08
Diluted	$ 0.09	$ 0.07

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc.
Consolidated Statements of Retained Earnings (unaudited)
(in thousands of United States dollars)

	Three months ended March 31,	
	2004	2003
		(restated-note 2)
Retained earnings at beginning of period as previously reported	$ 63,358	$ 15,721
Change in accounting policy (note 2)	-	(1,021)
As adjusted	$ 63,358	$ 14,700
Earnings for the period	17,328	14,208
Dividends	(8,526)	(9,128)
Retained earnings at end of period	$ 72,160	$ 19,780

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc.
Consolidated Statements of Cash Flows (unaudited)
(in thousands of United States dollars)

	Three months ended March 31,	
	2004	2003
		(restated-note 2)
Cash provided by (used in)		
Operating activities		
Earnings for the period	$ 17,328	$ 14,208
Items not affecting cash		
Depreciation and depletion	4,244	4,589
Loss (gain) on marketable securities	(722)	811
Stock option expense	1,577	-
Future income taxes	3,587	807
Reclamation expenditures	(119)	(51)
Other	(289)	283
Change in non-cash operating working capital	(29,144)	(34,950)
Net cash used in operating activities	(3,538)	(14,303)
Investing activities		
Mining interests	(15,628)	(9,926)
Purchase of gold bullion	-	(7,572)
Purchase of marketable securities	(3,698)	(13,394)
Proceeds from sale of marketable securities	2,462	3,105
Decrease in reclamation deposits	81	7
Net cash used in investing activities	(16,783)	(27,780)
Financing activities		
Issue of capital stock	1,154	1,259
Dividends paid to common shareholders	(27,454)	(4,560)
Net cash used in financing activities	(26,300)	(3,301)
Effect of exchange rate changes on cash	(3,632)	17,180
Decrease in cash and short-term investments	(50,253)	(28,204)
Cash and short-term investments at beginning of period	378,954	260,833
Cash and short-term investments at end of period	$328,701	$232,629

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

1. General

The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the Notes to the Company's audited consolidated financial statements for the year ended December 31, 2003, since they do not contain all disclosures required by Canadian GAAP for annual financial statements.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

2. Change in Accounting Policy

As described in Note 3(b) to the 2003 audited consolidated financial statements, the Company has adopted the new CICA accounting standard on "Asset retirement obligations". The effect of this change was to decrease retained earnings at January 1, 2003 by $1,021,000. The effect on earnings, net of taxes, for the three months ended March 31, 2003 was a reduction of $202,000.

The Company also adopted effective January 1, 2003, the new accounting standard in respect of stock-based compensation as described in Note 3(a) to the audited consolidated financial statements. This had no effect on retained earnings at January 1, 2003, or earnings for the three months ended March 31, 2003. Total stock option expense for the three months ended March 31, 2004 was $1,577,000, of which $1,297,000 is included in corporate administration expense and $280,000 is included in operating expense.

3. Gold Bullion

At March 31, 2004, the Company had 72,716 ounces of produced gold bullion, which is carried on the balance sheet at a production cost of $10,092,000. This represents an addition to inventory of 51,925 ounces compared to December 31, 2003. The market value of the Company's produced gold bullion on March 31, 2004, was $30,810,000.

The Company did not hold any purchased gold bullion at March 31, 2004 or December 31, 2003.

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

4. **Segmented Information**

The Company has two reportable industry segments: gold mining in Canada and the United States and industrial minerals mining in Canada. The Company's gold mines consist principally of the Red Lake Mine located in northern Ontario and the Wharf Mine located in South Dakota. The industrial mineral operations consist of Saskatchewan Minerals, located in Saskatchewan, which produces sodium sulphate primarily for the detergent industry.

	Three months ended March 31,	
	2004	2003
Gold		
Revenues:		
Canada	$ 38,907	$ 38,373
United States	6,282	5,782
	45,189	44,155
Depreciation and depletion	4,170	4,536
Operating income before taxes	28,246	24,546
Expenditures for mining interests	15,622	9,926
Industrial Minerals		
Revenues:		
Canada	$ 1,787	$ 1,693
United States	1,338	1,627
	3,125	3,320
Depreciation and depletion	74	53
Operating income before taxes	226	595
Expenditures for mining interests	6	-
Total		
Revenues:		
Canada	$ 40,694	$ 40,066
United States	7,620	7,409
	48,314	47,475
Depreciation and depletion	4,244	4,589
Operating income before taxes	28,472	25,141
Expenditures for mining interests	15,628	9,926

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

Reconciliation of earnings before taxes

Operating income from reportable segments before taxes	$ 28,472	$ 25,141
Gain (loss) on marketable securities	722	(811)
Interest and other income	2,657	1,648
Gain (loss) on foreign currency	137	(543)
Corporate expenses and other	(3,346)	(1,898)
Earnings before taxes	$ 28,642	$ 23,537

5. Capital Stock

At March 31, 2004, the Company had 189,552,793 common shares outstanding. If all outstanding options and warrants had been exercised a total of 209,262,206 common shares would have been outstanding.

The following table sets forth the computation of diluted earnings per share:

	Three months ended March 31,	
	2004	2003
Numerator:		
Earnings available to common shareholders	$ 17,328	$ 14,208
Denominator (shares in thousands):		
Weighted average shares outstanding	189,465	182,588
Effect of dilutive securities:		
Stock options	1,667	6,375
Warrants	3,543	2,583
	5,210	8,958
Adjusted weighted average shares and assumed conversions	194,675	191,546
Basic earnings per share	$ 0.09	$ 0.08
Diluted earnings per share	$ 0.09	$ 0.07

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

The following lists the stock options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average fair market value of the common shares for the period (in thousands):

	Three months ended March 31,	
	2004	2003
Stock options	118	10
Warrants	-	8,000
	118	8,010

The Company recognizes a compensation expense for all stock options awarded since January 1, 2003, based on the fair value of the options on the date of grant which is determined by using an option pricing model. The fair value of the options is expensed over the vesting period of the options. No compensation expense has been recorded for stock options issued before January 1, 2003. No stock options have been issued during the first quarter of 2004.

The following is the Company's pro forma earnings with the fair value method applied to all options issued since January 1, 2002 (the Black-Scholes option pricing model assumptions used are consistent with those described in Note 9(f) to the 2003 audited consolidated financial statements):

	Three months ended March 31,	
	2004	2003
Earnings for the period	$ 17,328	$ 14,208
Net additional compensation expense related to fair value of stock options	(620)	(1,278)
Pro forma earnings for the period	$ 16,708	$ 12,930
Pro forma earnings per share:		
Basic	$ 0.09	$ 0.07
Diluted	$ 0.09	$ 0.07

Interim Management's Discussion and Analysis
For the quarter ended March 31, 2004

Financial Results
(in millions of US dollars, except per share and per ounce amounts)

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") analyses the results of operations for the three months ended March 31, 2004 for Goldcorp Inc. ("Goldcorp" or the "Company").

Revenues for the quarter ended March 31, 2004, were consistent with the corresponding period last year which reflects the net effects of a 20% increase in realized gold prices offset by the sale of fewer ounces as a result of a decision to increase the percentage of gold production held back from sale. During the fourth quarter of 2003, Goldcorp had sold its holdings of 142,913 ounces of gold production held back from sale which had been accumulated since the second quarter of 2001. Subsequent to the sale, Goldcorp resumed its policy of holding back from sale a portion of its gold bullion production and held back 13% of fourth quarter 2003 production. For the first quarter of 2004, Goldcorp has increased the percentage of gold withheld from sale to 33% of first quarter production. This compares to 3% of production held back from sale during the same period in 2003.

Goldcorp produced 159,327 ounces of gold bullion for the first quarter of 2004 and sold 107,402 ounces, compared with 133,743 ounces produced and 129,866 ounces sold for the corresponding period last year. The realized price during the first quarter of 2004 was $411 per ounce compared to $343 per ounce during the first quarter of 2003.

Earnings for the first quarter of 2004 were $17.3 million ($0.09 per share) compared to $14.2 million ($0.08 per share) for the first quarter of 2003. Included in the current quarter are stock option expenses totalling $1.6 million. Although Goldcorp adopted the policy of expensing stock options effective January 1, 2003, there was no stock option expense for the first quarter of 2003. The expensing of stock options is now a requirement under Canadian accounting standards but is not yet a requirement under US accounting standards.

Despite the decision to sell fewer ounces, earnings for the first quarter of 2004 increased by $3.1 million, or 22%, compared to the corresponding period last year. The increase was the result of higher earnings from operations along with an increase in other income. Higher earnings from operations were primarily the result of a significant increase in the realized price of gold in the first quarter of 2004 compared to the same period in 2003. Cash costs per ounce have increased marginally at $100 per ounce in 2004, compared to $99 per ounce in the same period in 2003. Non-cash costs have increased to $43 per ounce in the first quarter of 2004 compared to $35 per ounce for the same period in 2003.

Cash flow from operations for the first quarter of 2004 was negative $3.5 million compared to negative $14.3 million for the first quarter of 2003. This is an improvement of $10.8 million despite a 22,464 ounce reduction in ounces sold compared to the prior year. The improvement again was largely the result of a higher realized gold price along with a reduction in the working capital movement. A large portion of the change in non-cash operating working capital is the result of tax payments. During the first quarter of 2004, Goldcorp made total tax payments of $26.5 million, compared with $32.9 million in the first quarter of 2003.

At the end of March 31, 2004, Goldcorp had treasury assets at a market value of $377.5 million, comprised of cash and short-term investments of $328.7 million, gold bullion of $30.8 million and marketable securities of $18.0 million.

Gold Bullion

Revenue from gold bullion production is recognized when ownership passes to the purchaser and, as a result, revenue is recorded when the gold is sold, not when it is produced. Unlike other gold producers, Goldcorp has strategically held back on the sale of gold bullion ounces in anticipation of higher prices. During the first quarter of 2004, 51,925 ounces of production were held back from sale compared to 3,877 ounces held back during the same period in 2003. Had Goldcorp sold all the gold produced during the first quarter, the Company would have sold 159,327 ounces, compared to the 107,402 ounces actually sold, or 48% more ounces.

Under generally accepted accounting principles (GAAP), gold bullion is carried on the balance sheet at the lower of cost or market and revenue is not recognized until the ounces are sold. As a result, the financial statements do not reflect the market value of the accumulated gold bullion.

To accurately reflect Goldcorp's operating performance and financial position certain non-GAAP information is presented reflecting the net realizable value of the accumulated gold bullion and the impact on operations as if the bullion was sold. This approach more accurately reflects the results of our operating activities.

These "bullion adjusted" figures are not measures of performance under Canadian or US GAAP. They should not be considered in isolation or as a substitute for GAAP measures. The bullion adjusted figures do not have standardized meaning nor are they necessarily comparable with other companies.

Bullion Adjusted Results
(in millions of US dollars, except per share amounts)

	Three months ended December 31,	
	2004	2003
Earnings, as reported	$ 17.3	$ 14.2
Adjusted earnings if all gold bullion was produced and sold in the same period	8.6	0.8
Bullion adjusted earnings	$ 25.9	$ 15.0
Bullion adjusted earnings per share		
Per Share: Basic	$ 0.14	$ 0.08
Diluted	$ 0.13	$ 0.08
Operating cash flow, as reported	$ (3.5)	$ (14.3)
Adjusted cash flow if all gold bullion was produced and sold in the same period	16.1	1.4
Bullion adjusted cash flow	$ 12.6	$ (12.1)
Bullion adjusted cash flow per share		
Per Share: Basic	$ 0.07	$ (0.07)
Diluted	$ 0.06	$ (0.07)

Impact of withholding current reporting period's production

Had Goldcorp sold the 51,925 ounces of gold bullion production held back during the first quarter of 2004, earnings would have increased from $17.3 million to $25.9 million (from $0.09 per share to $0.14 per share), while operating cash flow would have increased from negative $3.5 million to positive $12.6 million (from negative $0.02 per share to positive $0.07 per share). Comparatively, for the first quarter of 2003, reported earnings would have increased from $14.2 million to $15.0 million (remaining at $0.08 per share) and operating cash flow would have improved from negative $14.3 million to negative $12.1 million (from negative $0.08 per share to negative $0.07 per share).

Operational Review

Red Lake Mine

	Three months ended March 31, 2004	Three months ended March 31, 2003
Operating Data		
Tons of ore milled	**60,129**	60,653
Tons of ore milled per calendar day	**661**	674
Average mill head grade *(ounces per ton)*	**2.52**	2.09
Average recovery rate	**90.3%**	87.5%
Ounces of gold produced	**140,228**	117,339
Ounces of gold sold	**92,300**	113,821
Operating cost per ounce		
Cash production cost	**$ 77**	$ 74
Non-cash cost	**34**	30
Total operating costs	**$ 111**	$ 104

Financial Data *(in millions of US dollars)*		
Revenues	**$ 38.9**	$ 38.4
Operating profit	**$ 28.1**	$ 26.2
Operating margin (%)	**72%**	68%
Operating cash flow	**$ 31.1**	$ 29.8

During the first quarter, the Red Lake Mine produced 140,228 ounces of gold at a cash cost of $77 per ounce, compared with 117,339 ounces at a cash cost of $74 per ounce for the corresponding period last year. The higher cash cost in the first quarter is the result of a stronger Canadian dollar. During the first quarter of 2004, the average cost of CDN$1.00 was US$0.7588, compared to US$0.6623 during the corresponding period in the prior year. Using the prior period exchange rate of US$0.6623, Red Lake's cash cost would have been $67 per ounce (a difference of $10 per ounce). Partially offsetting the impact of the stronger Canadian dollar was the higher grade and recovery rate. The operating cost per ton milled, in Canadian dollars, was essentially the same for both periods.

The increase in gold bullion production for the first quarter of 140,228 ounces resulted from the processing of 60,129 tons of ore at an average grade of 2.52 ounces per ton (opt), or 86.4 grams per tonne (gpt), with a recovery rate of 90.3%. While the tonnage processed was consistent with the prior year period, the ore grade was significantly higher at 2.52 opt compared to 2.09 opt (71.7 gpt) during the first quarter of 2003. Recovery rates also increased from 87.5% to 90.3%.

Red Lake Mine Concentrate

Gold not recovered through the processing facility at the Red Lake Mine is stockpiled in concentrate form, to be transported and processed by a third party at a subsequent date. Currently, Goldcorp ships concentrate for processing to Barrick's Goldstrike Mine in Nevada and Placer Dome's Campbell Mine, located adjacent to the Red Lake Mine. During the first quarter, 7,000 ounces of gold were recovered from concentrate at a cash cost of $131 per ounce (including both inventoried mining and milling costs, and transportation and secondary processing costs).

Also recovered during the quarter were 2,447 ounces of gold from "Old Concentrate" at a cash cost of $266 per ounce (including transportation and secondary processing costs only). Old Concentrate refers to concentrate produced from the sulphide ore mined prior to the shutdown of the Mine in 1996. Ounces produced from Old Concentrate, and the associated cost per ounce, are not included in the Red Lake operating results. If the 2,447 ounces from Old Concentrate were included, first quarter production would have been 142,675 ounces, at a cash cost of $80 per ounce.

Work continues on the expansion of the Mine with over $6 million spent during the first quarter. Project to date spending has totalled approximately $46 million.

Wharf Mine

	Three months ended March 31, 2004	Three months ended March 31, 2003
Operating Data		
Tons of ore mined (000's)	886	872
Tons of waste removed (000's)	3,026	3,750
Ratio of waste to ore	3.42:1	4.30:1
Tons of ore processed (000's)	817	765
Average grade of gold processed (opt)	0.031	0.023
Ounces of gold produced	19,099	16,404
Ounces of gold sold	15,102	16,045
Operating cost per ounce		
Cash production cost	$ 214	$ 264
Royalties and severance taxes	24	14
Total cash cost	238	278
Non-cash cost	98	73
Total operating cost	$ 336	$ 351
Financial Data *(in millions of US dollars)*		
Revenues	$ 6.3	$ 5.8
Operating profit	$ 1.2	$ 0.1
Operating margin (%)	19%	2%
Operating cash flow	$ 2.7	$ 1.3

Operating results at the Wharf Mine have improved compared to the same period in 2003. Production of 19,099 ounces of gold during the first quarter of 2004 reflects a 16% increase over the 16,404 ounces of gold produced for the first quarter of 2003. This is primarily a result of an increase in the ore grade compared to the prior year. Total cash cost for the first quarter of 2004 of $238 per ounce was $40 lower than the corresponding period last year. Non-cash costs have increased from $73 per ounce to $98 per ounce. This reflects the amortization of capitalized pre-stripping costs incurred to access the ore in the Mine's remaining pit (the Trojan Pit), along with higher non-cash charges resulting from both the new accounting standards on asset retirement obligations and the expensing of stock options.

Saskatchewan Minerals
(in millions of US dollars, operating data in thousands of tons)

	Three months ended March 31, 2004	Three months ended March 31, 2003
Operating Data		
Tons produced	**25.6**	32.1
Tons sold	**24.1**	28.0
Financial Data		
Revenues	**$ 3.1**	$ 3.3
Operating profit	**$ 0.2**	$ 0.6
Operating margin (%)	**6%**	18%
Operating cash flow	**$ 0.3**	$ 0.7

Revenue and operating profit have decreased compared to the corresponding period last year due to lower sales volumes and a stronger Canadian dollar.

Expenses
(in millions of US dollars)

	Three months ended March 31, 2004	Three months ended March 31, 2003
Operation expense	**$ 15.5**	$ 16.4
Corporate administration	**3.4**	1.9
Depreciation and depletion	**4.2**	4.6
Exploration	**0.1**	1.3
	$ 23.2	$ 24.2

The lower operating expense largely reflects the decision to sell fewer ounces in the first quarter of 2004, compared to the corresponding period in 2003. On a per ounce basis, Goldcorp's consolidated cash cost for the first quarter of 2004 was $100 per ounce, compared with $99 per ounce for the first quarter of 2003. The cost attributable to each operation is described in the operational review above.

The increase in corporate administration expense for the first quarter of 2004, compared to the same period in 2003, is largely due to a stronger Canadian dollar which has increased corporate administration costs in US dollar terms, as well as the effects of adopting the amended accounting recommendations of the CICA for stock-based compensation. Goldcorp applied the standard on a prospective basis to options issued subsequent to December 31, 2002. As Goldcorp did not issue any stock options during the first quarter of 2003, there was no stock option expense for this period. For the first quarter of 2004, stock option expense included in corporate administration was $1.3 million reflecting the vesting over time of stock options issued primarily in third and fourth quarters of 2003. In addition, operating expense in the first quarter includes costs relating to stock option compensation totalling $0.3 million.

Depreciation and depletion expenses incurred for the first quarter of 2004 were $4.2 million, compared with $4.6 million for the corresponding period last year. The increase in depreciation during 2003 reflects the decrease in the number of ounces sold, partially offset by higher mining interest balances subject to amortization. The depreciation and depletion expense also reflects the new Canadian and US standards on asset retirement obligations.

Total exploration expenditures (both expensed and capitalized) were $4.7 million for the first quarter of 2004, compared with $5.1 million in same period in 2003. All exploration expenditures incurred relate to the Red Lake area. Goldcorp expenses exploration expenditures up to the time it is established that a property has reserves which are economically recoverable and capitalizes exploration expenditures aimed at increasing reserves.

Other Income (Expense)
(in millions of US dollars)

	Three months ended March 31, 2004	Three months ended March 31, 2003
Interest and other income	$ 2.7	$ 1.6
Gain (loss) on foreign currency	0.1	(0.5)
Gain (loss) on marketable securities	0.7	(0.8)
	$ 3.5	$ 0.3

Interest and other income earned for the quarter ended March 31, 2004, increased by $1.1 million compared to the first quarter of 2003. The increase is primarily attributable to interest earned on higher cash balances and a stronger Canadian dollar which has increased the amount of interest, in US dollar terms, earned on Canadian dollar denominated financial instruments.

The gain/loss on foreign currency is the result of the movement in the Cdn/US dollar rate of exchange on US dollar denominated monetary assets in the Company's Canadian operations. The gain/loss on marketable securities includes both realized gains and adjustments to the lower of cost and market in the carrying value of investments in the marketable securities portfolio.

Liquidity and Capital Resources

Treasury assets

Goldcorp's treasury assets, noted at market values, are listed below. With the exception of cash and short-term investments, these values differ from the GAAP valuation on the balance sheet which is at the lower of cost or market.

(in millions of US dollars)

	As at March 31, 2004	As at December 31, 2003
Cash and short-term investments	$ 328.7	$ 379.0
Produced gold bullion - at market value	30.8	8.7
Marketable securities - at market value	18.0	22.0
	$ 377.5	$ 409.7

Cash and short-term investments decreased by $50.3 million, from $379.0 million at December 31, 2003, to $328.7 million at March 31, 2004. During the quarter, operating activities used $3.5 million, while investing and financing activities used $16.8 million and $26.3 million, respectively.

Goldcorp remains debt free and its gold production and reserves are totally unhedged. Goldcorp has no off balance sheet liabilities other than standard operating leases and letter of credits provided as support for reclamation obligations. Goldcorp has no defined benefit pension plans and accordingly, no associated unfunded pension liabilities.

Operating cash flow

Goldcorp's cash flow from operations was negative $3.5 million, or $0.02 per share, for the quarter ended March 31, 2004. This compares with a cash flow from operations of negative $14.3 million, or $0.08 per share for the corresponding quarter in 2003. The deficiency in 2004 is partially due to the increase in gold withheld from sale. This is reflected in the gold bullion inventory which is carried on the balance sheet at $10.1 million but has a market value at March 31, 2004 of $30.8 million. Cash flow from operations has also been negatively affected by movements in non-cash operating working capital. The movement is largely the result of tax payments. During the first quarter of 2004, tax payments of $26.5 million were made. Payments of $13.5 million related to taxes payable on 2003 earnings. The sale of the Company's gold bullion inventory significantly increased Goldcorp's taxable income, increasing the Company's taxes payable. During the corresponding period in 2003, tax payments of $32.9 million were made.

Investing activities

Investing activities - Mining Interests

	2004	2003
Red Lake	**$ 13.5**	$ 6.8
Wharf Mine	**2.1**	3.1
Saskatchewan Minerals	**-**	-
Total	**$ 15.6**	$ 9.9

During the first quarter of 2004, expenditures on mining interests totalled $15.6 million, consisting of $13.5 million at the Red Lake Mine and $2.1 million at the Wharf Mine. The $13.5 million at the Red Lake Mine includes costs of over $6 million associated with the Red Lake Mine Expansion project. Exploration expenditures of $4.6 million made during the quarter to increase reserves at the Mine have been capitalized. The expenditures at the Wharf Mine relate to capitalized costs pertaining to pre-stripping at the Trojan Pit.

Goldcorp has a portfolio of marketable securities consisting largely of junior exploration and mining companies. During the quarter, a net investment of $1.2 million was made in marketable securities.

During the three months ended March 31, 2003, the Company's investing activities used $27.8 million. Expenditures of $9.9 million were for mining interests, $7.6 million was used to purchase gold bullion for resale and $10.3 million was used to purchase marketable securities, net of proceeds from the sale of marketable securities.

Financing activities

The Company paid a special dividend of $0.10 per share during the first quarter of 2004 along with three regular dividends of $0.015 per share for a total cost of $27.5 million. During the corresponding period in 2003, a dividend of $0.025 per share was paid for a total cost of $4.6 million. A dividend payment of $0.015 per share for March 2004 was declared prior to March 31, 2004, to be paid subsequent to the end of the quarter. As a result, a dividend payable of $2.9 million has been recorded on the balance sheet as at March 31, 2004.

Effect of exchange rate changes on cash

A substantial portion of the Company's cash and short-term investments are held in Canadian dollars. As a result, the movement in the Cdn/US dollar exchange rate has an impact on the cash and short-term investments, in US dollar terms, as reported on the balance sheet. For example, a weakening Canadian dollar will have a negative impact on the Company's cash position. This impact is reported on the Consolidated Statement of Cash Flows under the "Effect of exchange rate changes on cash". Between December 31, 2003 and March 31, 2004, the Canadian dollar weakened vis-à-vis the US dollar, which had a negative impact of $3.6 million on the Company's cash position. During the corresponding quarter in 2003, the Canadian dollar strengthened, which had a positive impact on Goldcorp's cash position of $17.2 million.

Outlook

Goldcorp anticipates continuing strong operating results during the balance of 2004. Total production for 2004 is forecast at approximately 595,000 ounces, compared with production of 602,845 ounces in 2003. Consolidated cash cost is expected to be $107 per ounce and non-cash cost is expected to be $42 per ounce for total costs of $149 per ounce. This compares with $100 cash cost per ounce, $37 non-cash cost per ounce and total costs of $137 per ounce for the year ended December 31, 2003.

The Red Lake Mine is planning to produce approximately 525,000 ounces of gold in 2004, which includes 51,000 ounces of gold produced from concentrate. Average mill head grade is projected to be 2.24 opt (76.8 gpt) with an average recovery rate at the mine of 89.0%. The production forecast is based on milling 650 tons per day, compared with a rate of 663 tons per day in 2003. Cash costs are forecast to be $86 per ounce ($80 in 2003) while total costs are expected to be approximately $120 per ounce, compared with $111 in 2003. The expected higher costs are largely due to a strengthening Canadian dollar.

The Wharf Mine is forecast to produce 70,000 ounces of gold in 2004, compared with 70,817 ounces in 2003. Cash costs are forecast to be approximately $235 per ounce and represent a reduction of $41 per ounces over 2003.

The Goldcorp exploration program (which includes both expensed and deferred portions) is forecast to be approximately $17.7 million, compared to $19.3 million in 2003.

The 2004 budget includes the ongoing project to expand the Red Lake Mine by sinking a new shaft to a depth of 7,150 feet with a capacity of 4,000 tons per day and expanding the mill capacity to 1,000 tons per day. The remaining cost of the project over the next 3 years is budgeted to be $61 million with approximately $30 million earmarked to be spent in 2004.

Non-GAAP Measures

Goldcorp has included throughout this document certain non-GAAP performance measures. These non-GAAP measures do not have any standardized meaning nor are they necessarily comparable with similar measures presented by other companies. Goldcorp believes that certain investors use this information to evaluate the Company's performance. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Set out below are definitions for these performance measures and reconciliations of non-GAAP measures to reported GAAP measures.

Cash Flow from Operations per Common Share

Cash flow from operations is determined by dividing cash flow from operations by the weighted average number of common shares outstanding during the period. The following table sets forth the computation of both the basic and diluted cash flow from operations per common share for the three months ended March 31:

(in thousands of United States dollars, except per share amounts)	2004	2003
Cash flow used in operating activities	$ (3,538)	$ (14,303)
Divided by:		
Weighted average shares outstanding (000's)	189,465	182,588
Effect of dilutive securities:		
Stock options	1,667	6,375
Warrants	3,543	2,583
	5,210	8,958
Adjusted weighted average shares and assumed conversions	194,675	191,546
Basic cash flow from operations per share	$ (0.02)	$ (0.08)
Diluted cash flow from operations per share	$ (0.02)	$ (0.08)

Financial Ratios

Gross Operating Margin is defined as gross operating profit for the period, which is profit after deducting from revenue operating expenses, divided by revenue for the period.

Net Profit Margin is calculated by dividing earnings for the period by revenue for the period.

Return on Invested Capital is defined as earnings for the period divided by the total of the average of debt and equity for the period. Because the Company is debt free, Goldcorp's calculation of Return on Invested Capital is earnings divided by the average equity during the period.

Reconciliation of Cash Cost per Ounce to Financial Statements
(in thousands of United States dollars)

	2004	2003
Operating expenses	$ 15,490	$ 16,392
Industrial Minerals operating expense	(2,825)	(2,672)
Silver by-product credit	(250)	(131)
Stock option compensation from gold operations included with operating expense	(280)	-
Old concentrate processing cost	(651)	-
Other	(718)	(747)
	$ 10,766	$ 12,842
Divided by ounces sold	107,402	129,866
Cash cost per ounce	$ 100	$ 99

Reconciliation of Non-Cash Cost per Ounce to Financial Statements
(in thousands of United States dollars)

	2004	2003
Depreciation and depreciation	$ 4,244	$ 4,589
Industrial Minerals depreciation and depletion	(74)	(52)
Stock option compensation from gold operations included with operating expense	245	-
Other	224	29
	$ 4,639	$ 4,566
Divided by ounces sold	107,402	129,866
Non-cash cost per ounce	$ 43	$ 35